FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of March, 2003
Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

Updated list of the members of our Supervisory Board.
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   CEZ, a. s.
                                              --------------------
                                                  (Registrant)
Date: March 5, 2003
                                              By:
                                                 -------------------------------
                                                         Libuse Latalova
                                                 Head of Finance Administration
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
Form No.
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Name of Company                                              CEZ, a. s.                        Company Identification No. 452 74 649
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                                 The Company's Supervisory Board Structure
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    Name and Title of           Representing   Employed by (incl.    Education     Membership in the Bodies of Other      Number of
       Member of                                 the Member's      (University or             Companies                   Shares in
    Supervisory Board                              position)         Secondary)                                          CEZ, a. s.,
                                                                                                                          owned by
                                                                                                                         the Member
                                                                                                                            as an
                                                                                                                         individual
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
1.  Ing. Jan Demjanovic         National       Severoceske doly,   University      Member of the Board of Directors:         88
    Member of the Supervisory   Property Fund  a. s. Member of     education       Teplarna Usti n. Lab. heating plant,
    Board                       of the Czech   the Board of                        Coal Energy, a. s.,
                                Republic       Directors and                       Severoceske doly a. s., Chomutov
                                               Sales Manager                       Member of the Supervisory Board:
                                                                                   Severoceske doly -  kolejova
                                                                                   doprava, a. s.
                                                                                   Severozapadni ENERGO GROUP, a. s.
                                                                                   Severoceske doly - Humatex, a. s.
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2.  Frantisek Haman             elected by     CEZ, a. s., -       Secondary                        none                      0
    Member of the Supervisory   employees of   Temelin Nuclear     education
    Board                       CEZ, a. s.     Power Plant,
                                               Chairman of the
                                               Local Labor Union
                                               of OSE CEZ, a. s.
                                               - JETE
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3.  Ing. Zdenek Hruby, CSc.     National       Finance Ministry    University     Member of the Board of Directors of         0
    Vice-Chairman of the        Property Fund  of the Czech        education      Sokolovska uhelna, a. s.
    Supervisory Board           of the Czech   Republic
                                Republic
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4.  Ing. Jan Juchelka           National       National Property   University     Member of the Board of Directors of         0
    Member of the Supervisory   Property Fund  Fund of the Czech   education      Cesky Telecom, a. s.,
    Board                       of the Czech   Republic, Chairman                 Member of the Supervisory Board of
                                Republic       of the Executive                   Komercni banka, a. s.
                                               Committee
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5.  Ing. Stanislav Kazecky,     National       ZVVZ Milevsko       University     Member of the Supervisory Board:          220
    CSc.                        Property Fund  Managing Director   education      EKOKLIMA, a. s., Milevsko
    Chairman of the             of the Czech   and the Chairman
    Supervisory                 Republic       of the Board of
    Board                                      Directors
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Burza cennych papiru Praha, a.s., Securities Department, Rybna 14, 110 00  Prague 1
Fax: 02/21 83 30 30, 21 83 35 55
Tel: 02/21 83 21 70, 21 83 21 71 - listed market
     02/21 83 21 72, 21 83 21 71 - registered market

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
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    Name and Title of           Representing   Employed by (incl.    Education     Membership in the Bodies of Other      Number of
       Member of                                 the Member's      (University or             Companies                   Shares in
    Supervisory Board                              position)         Secondary)                                          CEZ, a. s.,
                                                                                                                          owned by
                                                                                                                         the Member
                                                                                                                            as an
                                                                                                                         individual
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
6.  RNDr. Jaroslav Kosut,       National       Economic Consult-   University     Chairman of the Board of Directors:         0
    CSc., M.B.A.                Property Fund  ant (self           education      UNIPLET Trebic, a. s.
    Member of the Supervisory   of the Czech   employed)                          ZVI, a. s.
    Board                       Republic                                          Member of the Board of Directors:
                                                                                  PSP Engineering, a. s., Prerov
                                                                                  SLEZAN Frydek-Mistek, a. s.
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7.  Vaclav Krejci               elected by     CEZ, a. s. -        Secondary      Member of the Supervisory Board of          1
    Vice-Chairman of the        employees of   Dukovany Power      education      Duhova energie foundation
    Supervisory Board           CEZ, a. s.     Plant, Head of the
                                               Human Relation
                                               Development and
                                               Internal Communi-
                                               cation Department
                                               of UJE
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8.  Ing. Vaclav Srba            National       Ministry of Indus-  University     Member of the Supervisory Board:           10
    Member of the Supervisory   Property Fund  try and Trade of    education      Skoda Holding, a. s.
    Board                       of the Czech   the Czech Republic                 CEPS, a. s.,
                                Republic       Deputy Minister of                 Member of the Board of Directors:
                                               Industry and Trade                 Thermal-F, a. s., Karlovy Vary,
                                               of the Czech                       Chairman of the Government Council
                                               Republic in charge                 of the Czech Republic - Investment
                                               of industry,                       Council
                                               restructuring,
                                               management of
                                               state's ownership
                                               interests and
                                               privatization
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9.  Ing. Pavel Suchy            National       National Property   University     Member of the Supervisory Board:            0
    Member of the Supervisory   Property Fund  Fund of the Czech   education      UNIPETROL, a. s.
    Board                       of the Czech   Republic                           KONPO, s. r. o., Praha
                                Republic       First Vice-                        Member of the Board of Directors:
                                               Chairman of the                    AERO-Holding, a. s.- in liquidation
                                               Executive
                                               Committee
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10. Jan Sevr                    elected by     CEZ, a. s. -        Secondary     Chairman of labor union                    106
    Member of the Supervisory   employees of   Melnik Power Plant  education     CEZ, a. s. - Melnik Power Plant,
    Board                       CEZ, a. s.     Head of Shift                     Member of the supervisory body of the
                                               Operation Control                 cooperative housing association
                                               Department
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Burza cennych papiru Praha, a.s., Securities Department, Rybna 14, 110 00  Prague 1
Fax: 02/21 83 30 30, 21 83 35 55
Tel: 02/21 83 21 70, 21 83 21 71 - listed market
     02/21 83 21 72, 21 83 21 71 - registered market

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
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    Name and Title of           Representing   Employed by (incl.    Education     Membership in the Bodies of Other      Number of
       Member of                                 the Member's      (University or             Companies                   Shares in
    Supervisory Board                              position)         Secondary)                                          CEZ, a. s.,
                                                                                                                          owned by
                                                                                                                         the Member
                                                                                                                            as an
                                                                                                                         individual
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
11. Doc. Ing. Zdenek Vorlicek,  National       Ministry of Indus-  University     Chairman of the Supervisory Body of         0
    CSc.                        Property Fund  try and Trade of    education      Vitkovice, a. s., Member of the
    Member of the Supervisory   of the Czech   the Czech Repub-                   Supervisory Board of the Grant Agency
    Board                       Republic       lic, Deputy Mini-                  of the Academy of Sciences,
                                               ster of Industry                   Chairman of Working Group of the
                                               and Trade of the                   Council of Economic and Social
                                               Czech Republic in                  Agreement,
                                               charge of economic                 Chairman of the Quality Council of
                                               policy                             the Czech Republic
                                                                                  regular guest of the Government
                                                                                  Council for Research and Development,
                                                                                  representative of the Ministry of
                                                                                  Industry and Trade of the Czech
                                                                                  Republic in the Academic Assembly of
                                                                                  the Academy of Sciences
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12. Zdenek Zidlicky             elected by     CEZ, a. s.-         Secondary      Vice-Chairman of the Independent            88
    Member of the Supervisory   employees of   Prunerov Power      education      Labor Association,
    Board                       CEZ, a. s.     Plant (EPRU II),                   representative of the Czech
                                               Chairman (retired                  northwest energy sector labor
                                               from office) of the                union in the association of labor
                                               local labor union                  unions and Interregional Labor Union
                                               of CEZ - EPRU II                   Council, representative of Labor
                                                                                  Union Head Office for Energy Issues
                                                                                  in the Council of Economic and Social
                                                                                  Agreement - member of the work team
                                                                                  for economic policy and consultancy
                                                                                  team for privatization of electro-
                                                                                  energy sector
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Notes:

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Drawn up on behalf of CEZ, a. s. by:   Ing. Stedra                                                       On March 3, 2003

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Burza cennych papiru Praha, a.s., Securities Department, Rybna 14, 110 00  Prague 1
Fax: 02/21 83 30 30, 21 83 35 55
Tel: 02/21 83 21 70, 21 83 21 71 - listed market
     02/21 83 21 72, 21 83 21 71 - registered market